UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09042129

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 26 2009
Washington, DC

SEC FILE NUMBER
8- 67865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2008 (MM/DD/YY) AND ENDING 06/30/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PHALANX TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 MAIN STREET
(No. and Street)

TOPSFIELD	MA	01983
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN WOODLAND 978-887-5981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY LIBERFARB, CPA
(Name – *if individual, state last, first, middle name*)

11 VANDERBILT AVENUE, SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, BRIAN WOODLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHALANX TRADING, LLC, as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRINCIPAL

Title

Notary Public

AMY LEE CONNORS
MY COMM. EXPIRES OCT. 15, 2010
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHALANX TRADING, LLC

FINANCIAL STATEMENTS

JUNE 30, 2009

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Members of
Phalanx Trading, LLC

We have audited the accompanying statement of financial condition of Phalanx Trading, LLC as of June 30, 2009, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phalanx Trading, LLC as of June 30, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Larry Liberfarb, PC

Norwood, Massachusetts
July 23, 2009

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on The SIPC Annual Assessment Required by SEC Rule 17a-5

To The Members of
Phalanx Trading, LLC

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-6) of Securities Investor Protection Corporation assessments and payments of Phalanx Trading, LLC for the three month period ending June 30, 2009. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures performed are as follows:

1. Compared listed assessment payments with respective cash disbursement record entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period April 1, 2009, to June 30, 2009, with the amounts reported in the General Assessment Reconciliation (Form SIPC-6);

3. Compared any adjustments reported in Form SIPC-6 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-6 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-6 on which it was computed.

Because the above procedures do not constitiute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-6 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statement of Phalanx Trading, LLC taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
July 23, 2009

PHALANX TRADING, LLC

SCHEDULE OF ASSESSMENT PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2009

Payment Date	To Whom Paid	Amount
01/10/09	SIPC, Washington DC	$ 150
08/25/09	SIPC, Washington DC	781
		$ 931

See report of independent auditor on SIPC assessment form.

PHALANX TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

Cash	$	131,260
Receivable from broker-dealers and clearing organizations		158,681
Furniture and equipment, at cost, less accumulated depreciation of $99		2,873
Other assets		12,394
	$	305,208

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	43,420
Members' Equity		
Members' capital		261,788
	$	305,208

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2009

Revenues:	
Commissions	$ 952,751
Interest and dividends	382
Other income	2,981
	956,114
Expenses:	
Employee compensation and benefits	278,743
Floor brokerage, exchange, and clearance fees	375,818
Communications and data processing	4,798
Interest	61
Occupancy	8,000
Other expenses	103,375
	770,795
Net income	$ 185,319

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2009

Balance at beginning of the year	$ 42,469
Net income	185,319
Capital contributions	50,000
Capital withdrawals	(16,000)
Balance at end of the year	$ 261,788

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2009

Cash Flows From Operating Activities:	
Net income	$ 185,319
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	99
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers and clearing organizations	(158,681)
Increase in other assets	(7,474)
(Decrease) increase in operating liabilities:	
Increase in accounts payable, and accrued expenses	43,282
Net cash from operating activities	62,545
Cash Flows From Investing Activities	
Purchase of furniture and equipment	(2,972)
Cash Flows From Financing Activities	
Capital contributions	50,000
Capital withdrawals	(16,000)
	34,000
Increase in cash	93,573
Cash at beginning of the year	37,687
Cash at end of the year	$ 131,260

Supplemental cash flow disclosures:	
Interest payments	$ 61
Income tax payments	$ 0

The accompanying notes are an integral part of these financial statements.

PHALANX TRADING, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Furniture and Equipment

Furniture and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to furniture and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the partnership's income or loss on their income tax returns. The financial statements reflect the partnership's transactions without adjustment, if any, required for income tax purposes.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At June 30, 2009 the Company had net capital of $246,521 which was $241,094 in excess of its required net capital of $5,427. The Company's net capital ratio was .17 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space from a partnership owned by its managing member. The lease runs from May 1, 2008 to May 1, 2010, at the rate of $1,000 per month. The lease has two one year options to renew. Rent charged for the fiscal year ending June 30, 2009 was $7,600. At June 30, 2009 the Company owed the related entity $2,000. Because this lease is from a related entity, operating results could vary significantly from those that would be obtained if this entity was autonomous.

Future minimum rent owed on this lease is $11,000.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 - FURNITURE AND EQUIPMENT

As of June 30, 2009 major classes of furniture and equipment consisted of the following:

Computer equipment	$ 2,972
Less: Accumulated depreciation	99
	$ 2,873

Depreciation expense for fiscal year 2009 was $99.

PHALANX TRADING, LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2009

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Members of
Phalanx Trading, LLC

We have audited the accompanying financial statements of Phalanx Trading, LLC for the year ended June 30, 2009, and have issued our report thereon dated July 23, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
July 23, 2009

SCHEDULE I

PHALANX TRADING, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2009

AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$ 43,420	
NET CAPITAL:		
Members' capital		$ 261,788
ADJUSTMENTS TO NET CAPITAL:		
Furniture and equipment		(2,873)
Other assets		(12,394)
Net Capital, as defined		$ 246,521
NET CAPITAL REQUIREMENT		5,427
NET CAPITAL IN EXCESS OF REQUIRMENT		$ 241,094
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.17 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 246,521
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 246,521

SCHEDULE II

PHALANX TRADING, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2009

Phalanx Trading, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To The Members of
Phalanx Trading, LLC

In planning and performing our audit of the financial statements of Phalanx Trading, LLC (the Company), as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
July 23, 2009